                                WT MUTUAL FUND II
                            1100 North Market Street
                           Wilmington, Delaware 19890


                                                                  August 7, 2001


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:        Mary Cole, Esq.
                  Division of Investment Management

Re: Withdrawal of Registration Statement on Form N-14 of WT Mutual Fund II (the "Registrant")
         File Number: 333-65012
         Accession Number:  0000912057-01-523631

Dear Ms. Cole:

                  Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "1933 Act"), the above named Registrant requests that the registration statement filed on Form N-14 on July 12, 2001 (Accession No. 0000912057-01-523631) be withdrawn.

                  The registration statement was filed to solicit approval of a fund reorganization from shareholders of the HSBC Funds Trust (the "Trust"). As a result of recent developments, it was decided that a fund reorganization for New York Tax-Free Money Market Fund, a series of the Trust, as described in the registration statement, would not be in the best interests of shareholders and therefore would not be pursued.

                  The registration has not been declared effective so no solicitation of proxies have occurred in connection with this filing. For these reasons, the Registrant believes that withdrawal of the registration statement is an appropriate course of action. The Registrant further believes that withdrawal of the registration statement is consistent with the public interest and the protection of investors.

                  If you have any questions, please do not hesitate to contact Joseph V. Del Raso at 215.981.4506 or P. Thao Le at 215.981.4135.

                                   Sincerely,

                                    /s/ Robert J. Christian

                                    Robert J. Christian
                                     Trustee